

January 3, 2018

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Real Estate Shares	811-07870	N-SAR-A/A	8/29/17	1/3/18	The Registrant amended the Form N-SAR for the period ended June 30, 2017 to add changes in the registrant's certifying accountant (question 77K). •To add Changes in registrant's certifying accountant.